Exhibit 99.4

Voting Instructions for Beneficial Owners of American Depositary Shares

Beneficial Owners of American Depositary Shares (“ADSs”) who wish to submit their votes in connection with the General Meeting should consult the voting materials which will be delivered to them by their financial intermediary or its agent. The voting materials will provide Beneficial Owners of ADSs the opportunity to submit their votes through one of the following three options:

1.    Visiting www.ProxyVote.com and submitting your vote online;

2.    Calling 1-800-454-8683; or

3.    Returning the voting card mailed to you in the postage-paid envelope that will accompany your voting materials.

Beneficial Owners of ADSs are urged to consult their financial intermediary directly for further guidance on how to vote, or to contact Citibank Shareholder Services at +1-877-248-4237 (toll free within the US) or at +1-781-575-4555 (for international callers) with any general questions.